UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements for the Years Ended December 31, 2008 and 2007	4-12

Supplemental Schedule as of December 31, 2008:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008	13

Signatures	14

Exhibit

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Amended and Restated Crane Co. Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

Stamford, Connecticut

June 29, 2009

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

INVESTMENTS, AT FAIR VALUE:
Non-participant-directed investments, at fair value:
Investment in Master Trust	$24,478,366	$—
Crane Co. Common Stock	—	59,595,334
Participant-directed investments, at fair value:
Investment in Master Trust	9,338,040	—
Mutual Funds	111,335,883	160,922,789
Common Collective Trust	77,127,253	75,003,122
Common Stocks	59,039	14,668,948
Pooled Separate Account	—	17,316,165
Loan Fund	8,668,477	8,408,989

Total investments	231,007,058	335,915,347

RECEIVABLES:
Company contributions	1,922,340	1,008,903
Employee contributions and loan payments	646,514	868,448

Total receivables	2,568,854	1,877,351

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	233,575,912	337,792,698
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,317,878	293,836

ASSETS AVAILABLE FOR BENEFITS	$234,893,790	$338,086,534

See Notes to Financial Statements

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS:
Contributions:
Employee	$21,426,404	$20,923,021
Company	8,024,767	7,619,538

Total contributions	29,451,171	28,542,559

Rollovers and transfers from other plans	821,688	6,491,194

Investment income (loss):
Interest	2,378,666	623,224
Dividends	3,987,841	2,861,082
Net (depreciation) appreciation in fair value of investments	(107,503,808)	28,379,351

Net investment income (loss)	(101,137,301)	31,863,657

DEDUCTIONS:
Distributions to participants	(30,826,101)	(32,282,730)
Administrative and other expenses	(1,502,201)	(997,681)

Total deductions	(32,328,302)	(33,280,411)

(DECREASE) INCREASE IN ASSETS	(103,192,744)	33,616,999

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	338,086,534	304,469,535

End of year	$234,893,790	$338,086,534

See Notes to Financial Statements

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2008 and 2007

1.	DESCRIPTION OF THE PLAN

The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information and for description of terms used herein.

A.	General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”) and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Further, a portion of the Plan is invested in Crane Co. common stock , consisting of (a) Company matching contributions (which is non-participant directed), and (b) participants’ deferred savings contributions that participants have elected to invest in the Company Stock Fund, and is qualified as an Employee Stock Ownership Plan, as defined in Section 4975 of the Code. The Master Trust consists solely of the Company common stock. In addition to participant deferral contributions and Company matching contributions on those deferrals, the Plan provides a 2% non-matching Company contribution to participants who are not eligible to participate in the Company-sponsored defined benefit pension plan or the ELDEC money purchase pension plan due to freezing of participation in those plans effective January 1, 2006. Effective June 19, 2008, the Plan changed its trustee and recordkeeper from Prudential Retirement Services (“Prudential”) to The Vanguard Group (“Vanguard”) and a Master Trust Agreement between Crane Co. and Vanguard (“the Master Trust”) was established to hold all Company common stock held by the Plan – see Note 4.

B.	Plan Amendments The Plan was amended effective January 1, 1985. The Plan was most recently amended and restated effective January 1, 2008 (the “2008 Restatement”). In addition to incorporating all prior amendments to the Plan since it was last restated in 2002, the 2008 Restatement provided for the following amendments:

•	Increase the annual deferral limit for non-highly compensated employees from 25% to 75% of compensation;

•	Permit immediate diversification of a participant’s investment in the Company common stock into other investment options;

•	Prohibit participants who take a hardship withdrawal from making any salary deferral contributions to the Plan for a period of 6 months following the withdrawal;

•	Permit in-service withdrawals of rollover monies at any time and for any reason;

•

Provide that changes in elective deferrals, including new enrollments, and investment elections will become effective as soon as administratively practical to reflect electronic administration of plan accounts; and

•	Other technical amendments reflecting recent statutory and regulatory changes

Effective January 1, 2007, the Telequip Corporation and Noble Composites, Inc. 401(K) Plans (the “Merged Plans”) were merged into the Plan. The assets in the trusts of the Merged Plans were merged into the trust fund under the Plan following the effective date of the merger. Benefits accrued by participants from and after the effective date of the merger are subject to and in accordance with the provisions of the Plan.

C.	Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D.	Participation Subject to certain conditions, U.S. employees of Crane Co. whose terms of employment are not subject to a collective bargaining agreement are eligible to participate in the Plan upon completing the enrollment process following their date of hire.

E.	Contributions and Funding Policy Participants may elect to contribute to the Plan from one to seventy-five percent of their annual compensation. The contribution limit for highly compensated employees, defined as those whose earnings equal at least $105,000, is limited to ten percent. Participants who have attained age 50 before the close of the Plan year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first six percent of each participant’s deferred savings. Effective July 1, 2009 the Company determined to reduce its matching contribution to 25 percent of up to the first six percent of each participants deferred savings. Matching contributions are automatically invested in Company common stock which is part of the Master Trust effective June 19, 2008. In accordance with the Code, participant pretax contributions could not exceed $15,500 in 2008 and 2007. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F.	Investments Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a common collective trust and the Company common stock as investment options for participants.

G.	Expenses Plan administrative expenses that are not otherwise paid out of the Plan assets (except those associated with the Master Trust and the Huttig Co. Stock Fund) are paid by the Company in compliance with the terms of the Plan and Department of Labor guidance. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Master Trust and the Huttig Co. Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

H.	Participant Accounts Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching or other contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

I.	Vesting Employee contributions are 100% vested. Vesting for Company contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 year but fewer than 3	40%
3 year but fewer than 4	60%
4 year but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

J.	Forfeited Accounts As of December 31, 2008 and 2007, forfeited non-vested accounts totaled $363,973 and $1,359,268, respectively. These accounts will be used to reduce future Company contributions. During the year ended December 31, 2008, Company contributions were reduced by $687,480 from forfeited non-vested accounts. During the year ended December 31, 2007, there were no forfeited non-vested accounts used to reduce Company contributions.

K.	Distributions Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions or for other proper Plan purposes.

L.	Rollovers and Transfers from Other Plans Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by the Company and participant account balances of new employees from other non-company qualified plans.

M.	Participant Loans Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as transfers between investment funds and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate as of the date the loan is made, plus two percent. Principal and interest are paid ratably through regular payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.

A.	Basis of Accounting The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

B.	Investment Valuation The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Stable Value Fund and Vanguard Retirement Savings Trust III are common collective trust funds administered by Wells Fargo Bank, N.A. (the “Bank”) and Vanguard, respectively. The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the replacement cost, and is based on the wrapper contract fees. The Vanguard Retirement Savings Trust III invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The investment in Company common stock and after June 19, 2008, the Master Trust and Huttig Co. Stock Fund are valued at the quoted market price of the respective company’s common stock. The S&P 500 Index Fund is a pooled separate account that was administered by Prudential. As of the conversion to Vanguard on June 19, 2008, there no longer exists a pooled separate account. The units of the pooled separate accounts are stated at fair value as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments. Participant loans are valued at outstanding loan balance, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

C.	Investment Transactions and Income Recognition Investment transactions are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participant’s relative beginning balance.

D.	Payment of Benefits Benefit payments are recorded when paid.

E.	Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

F.	Risks and Uncertainties The Plan utilizes various investment instruments, including mutual funds, common stock funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

G.	Fair Value Measurement In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements with certain exceptions. SFAS No. 157 was effective for the Plan on January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Plan’s net assets available for benefits.

3.	INVESTMENTS

The Plan’s investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2008 and 2007:

	December 31, 2008		December 31, 2007
	Shares/Units	Fair Value	Shares/Units	Fair Value
Investment in Master Trust (a)	1,961,508	$33,816,406	—	$—
Crane Co. Common Stock Fund (b)	—	—	1,721,979	73,872,919
Jennison Growth Fund Z	—	—	1,921,687	36,243,026
Lord Abbett Mid-Cap Value Fund A	—	—	1,007,869	18,665,738
American Balanced Fund A	—	—	1,169,816	22,600,839
Stable Value Fund (c)	—	—	1,811,111	75,003,122
Eaton Vance Large Cap Value Fund A	1,474,104	21,492,435	1,634,572	36,859,595
Dryden S&P 500 Index Fund	—	—	193,566	17,316,165
Templeton Foreign Fund A	—	—	1,945,898	24,362,641
American Funds Growth R4 Class	1,001,591	20,352,328	—	—
Thornburg International Value Fund	617,006	11,976,086	—	—
Vanguard Target Retirement 2015 Fund	1,682,709	16,067,003	—	—
Vanguard Retirement Savings Trust lll (d)	77,127,253	77,127,253	—	—

(a)	The Investment in Master Trust consisted of participant- directed investments and non-participant-directed investments of $9,338,040 and $24,478,366, respectively, at December 31, 2008.
(b)	The Crane Co. Common Stock Fund at December 31, 2007 consisted of participant-directed investments and non-participant-directed investments of $14,277,585 and $59,595,334, respectively, at December 31, 2007.
(c)	The Stable Value Fund at contract value amounted to $75,296,958 at Decemeber 31, 2007.
(d)	The contract value of the Vanguard Retirement Savings Trust lll amounted to $78,445,131 at December 31, 2008.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	2008	2007
Mutual Funds	$(64,021,866)	$12,446,937
Common Collective Trust	1,625,686	3,139,802
Investment in Master Trust	(40,847,950)	—
Common Stocks	(2,949,136)	11,831,226
Pooled Separate Account	(1,310,542)	961,385

	$(107,503,808)	$28,379,351

4.	INTEREST IN MASTER TRUST

On June 19, 2008, the Plan established a Master Trust to hold the Crane Co. Common Stock Fund. This trust account at Vanguard (“Trustee”) consists of an undivided interest in an investment account of the Master Trust, and is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Crane Co. Union Savings and Investment Plan as well as the Eldec Corporation and Interpoint Corporation Retirement Plan with the Plan for investment and administrative purposes. Although assets of these plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the three participating plans.

The net assets and investments of the Master Trust at December 31, 2008, are summarized as follows:

2008
Investment in Master Trust – at Fair Value
Company Common Stock	$35,404,198

Percentage of Total Master Trust related to the Plan	95.5%

The net investment loss of the Master Trust for the period from June 19, 2008 to December 31, 2008, is summarized below:

2008
Net depreciation in fair value of investments	$(41,321,810)

5.	NON-PARTICIPANT-DIRECTED INVESTMENTS

In 2007, and from January 1, 2008 through June 19, 2008, a portion of the Crane Co. Common Stock Fund was considered a non-participant-directed investment for the Plan. Information about the net assets and the significant components of the changes in assets relating to this investment were as follows:

	December 31, 2008	December 31, 2007
Assets:
Common Stock	$—	$59,595,334

	Period from January 1, to June 19, 2008	Year ended December 31, 2007
Changes in assets:
Contributions	$3,293,546	$6,515,316
Dividends	497,402	937,341
Net (depreciation) appreciation	(2,124,774)	9,375,588
Benefits paid to participants	(291,468)	(694,786)
Transfers to participant-directed investments	(2,910,928)	(3,450,716)

Upon the inception of the Master Trust on June 19, 2008, the entire balance of Crane Co. Common Stock Fund was transferred to the Master Trust. A portion of the Master Trust is non-participant-directed because it consists of matching contributions from the Company. Information about the net assets and the significant components of the changes in assets relating to this investment were as follows:

December 31, 2008
Assets:
Investment in Master Trust	$24,478,366

Year ended December 31, 2008
Changes in assets:
Contributions	3,381,939
Dividends	543,798
Net (depreciation) appreciation	(32,288,756)
Benefits paid to participants	(1,291,053)
Transfers to participant-directed investments	(3,079,986)

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential and Vanguard. Prudential and Vanguard are trustees as defined by the Plan (see Note 1), and, therefore, these transactions qualify as party-in-interest transactions. Balances of these funds at December 31, 2008 and 2007 were $113,011,200 and $63,494,279, respectively. These funds earned net investment income (loss) of $(8,729,158) and $5,795,823 for the years ended December 31, 2008 and 2007, respectively. Fees incurred for investment management services, if any, were paid by the Plan.

At December 31, 2008 and 2007, the Plan held 1,961,508 and 1,721,979 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $51,839,529 and $47,339,555, respectively, and fair value of $33,816,406 and $73,872,919, respectively. The shares held by the Plan at December 31, 2008 reflect the Plan’s interest in the Master Trust. During the year ended December 31, 2008 and 2007, the Plan recorded investment (loss) income of $(42,716,922) and $13,220,101, respectively, related to its investment in the common stock of Crane Co.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

7.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions hereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct the Trustee to either (i) hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	402(g) COMPLIANCE

Based on preliminary testing, participant deferrals in 2007 and 2008 were made in excess of the applicable limitation on the total dollar amount per participant of such deferrals under Section 402(g) of the Internal Revenue Code (“IRC”). The Company is in the process of completing its testing and the correction of this compliance issue in accordance with the requirements and procedures of the Employee Plans Compliance Resolution System (“EPCRS”), an amnesty program sponsored by the Internal Revenue Service. The correction involves remitting the excess deferrals (and any earnings on those deferrals) to the affected participants.

Considering the remedial actions to be taken pursuant to the provisions of the Plan document and the approved EPCRS correction procedures, management believes that this compliance issue does not affect the tax-exempt status of the Plan.

10.	ADP TESTING

Based on preliminary testing, the Plan appears not to have passed the Actual Deferral Percentage (“ADP”) test in 2007 and 2008. The ADP test is designed to limit the extent to which the elective contributions made on behalf of highly compensated employees may exceed the level of elective contributions made on behalf of non-highly compensated employees. The Company is in the process of completing its testing and the correction of this compliance issue in accordance with the requirements and procedures of the EPCRS. The correction involves remitting a portion of the elective contributions (and any earnings on those contributions) to the affected participants in an amount sufficient to pass the test.

Considering the remedial actions to be taken pursuant to the provisions of the Plan document and the IRC, management believes that this compliance issue will not affect the tax-exempt status of the Plan.

11.	FAIR VALUE MEASUREMENTS

The Plan presents, in the Statement of Changes in Assets Available for Benefits as well as in the Statement of Assets the fair value of its investments and the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gain or loss on the sale of investments and the unrealized appreciation or depreciation in the fair value of investments. In accordance with SFAS No. 157, the Plan classifies its investments into three Levels as presented in the following table. Level 1 refers to unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date. Financial assets valued using Level 1 inputs include Company common stock and Mutual Funds that are valued at the closing price reported by various stock exchanges. Level 2 refers to inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data. Financial assets valued using Level 2 inputs include the Common Collective Trust. Level 3 refers to unobservable inputs, such as internally-developed pricing models for the asset due to little or no market activity for the asset. As of December 31, 2008, the Plan’s participant loans were categorized as Level 3 investments. Participant loans are valued at cost, which approximates fair value. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31 2008, Using
	Quoted Prices in Active Markets for Idential Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$111,335,884	$—	$—	$111,335,884
Common collective trust	—	77,127,253	—	77,127,253
Common stock	59,039	—	—	59,039
Loan fund	—	—	8,668,477	8,668,477

Total investments, at fair value	$111,394,923	$77,127,253	$8,668,477	$197,190,653

	Prices in Active Markets for Idential Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan Interest in Master Trust	$33,816,405	$—	$—	$33,816,405

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Loan Fund
Beginning balance, January 1, 2008	$8,408,989
Issuances and settlements, net	259,488

Ending balance, December 31, 2008	$8,668,477

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Statement of net assets available for benefits:
Assets available for benefits per the financial statements	$234,893,790	$338,086,534
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,317,878)	(293,836)

Assets available for benefits per the Form 5500, at fair value	$233,575,912	$337,792,698

For the years ended December 31, 2008 and 2007, the following is a reconciliation of the change in assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Statement of changes in net assets available for benefits:
(Decrease) increase in assets available for benefits per the financial statements	$(103,192,744)	$33,616,999
Less:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at Decmber 31, 2008	(1,317,878)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at Decmber 31, 2007	293,836	(293,836)

Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	—	950,489

(Decrease) increase in assets available for benefits per Form 5500	$(104,216,786)	$34,273,652

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2008

( a )	( b )	( c )	( d )	( e )
Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	Huttig Co Stock Fund	Company Stock Fund	**	$59,039
	American Funds Growth Fund Am	Registered Investment Company	**	20,352,328
	Columbia MC Value Fund Class Z	Registered Investment Company	**	9,299,383
	Columbia Sm Cp Value II	Registered Investment Company	**	148,070
	EatonVanceLgCapVal	Registered Investment Company	**	21,492,435
	Munder:MidCap Sel;Y	Registered Investment Company	**	6,572,992
	Sentinel Small Company Fd Cl A	Registered Investment Company	**	5,610,642
	Thornburg	Registered Investment Company	**	11,976,086
*	Vanguard 500 Index Inv	Registered Investment Company	**	10,583,430
*	Vanguard Mid-Cap Index Fd Inv	Registered Investment Company	**	539,726
*	Vanguard Sm-Cap Index Inv	Registered Investment Company	**	259,028
*	Vanguard Tgt Retirement 2005	Registered Investment Company	**	52,661
*	Vanguard Tgt Retirement 2010	Registered Investment Company	**	797,555
*	Vanguard Tgt Retirement 2015	Registered Investment Company	**	16,067,003
*	Vanguard Tgt Retirement 2020	Registered Investment Company	**	1,235,699
*	Vanguard Tgt Retirement 2025	Registered Investment Company	**	1,462,538
*	Vanguard Tgt Retirement 2030	Registered Investment Company	**	280,862
*	Vanguard Tgt Retirement 2035	Registered Investment Company	**	306,864
*	Vanguard Tgt Retirement 2040	Registered Investment Company	**	331,762
*	Vanguard Tgt Retirement 2045	Registered Investment Company	**	78,401
*	Vanguard Tgt Retirement 2050	Registered Investment Company	**	25,903
*	Vanguard Target Retirement Inc	Registered Investment Company	**	698,265
*	Vanguard Total Bd Mkt Indx Inv	Registered Investment Company	**	2,411,837
*	Vanguard Total Int’l Stock Idx	Registered Investment Company	**	752,413
*	Vanguard Retire Svgs Trust III***	Common/Collective Trust	**	77,127,253
	Loans to Various Participants
	Loans have interest rates ranging from 5.00% to
	11.50% and mature in 2009 through 2025
	(1,521 loans outstanding)		**	8,668,477

				$197,190,653

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Vanguard Retire Svgs Trust III at contract value amounted to $78,445,131 at December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/ Andrew L. Krawitt
Andrew L. Krawitt
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont On behalf of the Committee

Stamford, CT

June 29, 2009